UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three and Nine Months ended March 31, 2005

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

TABLE OF CON TENTS

PART I - FINA NCIAL INFORMATION

ITEM 1	FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	March 31, 2005 (Unaudited)	June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$254,765	$211,077
Accounts receivable, net	161,464	85,456
Inventory	451,200	183,899
Other assets and prepaids	47,739	27,156

Total current assets	915,168	507,588

Property and equipment, net	117,699	106,198
Investments	196,013	209,291
Other non-current assets	47,125	117,771

Total Assets	$1,276,005	$940,848

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$248,425	$86,179
Accrued liabilities	102,487	88,542
Income taxes payable	28,220	28,160
Current portion of long term obligations and others	6,951	7,205

Total current liabilities	386,083	210,086

Long term obligations	206,083	35,614

Minority interest in subsidiaries	3,770	3,651

Shareholders’ equity:
Ordinary shares (‘000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 83,551 and 81,369 shares	8,279	7,952
Additional paid-in capital	337,832	323,660
Unrealized holding gains on quoted investments	132,781	151,153
Deferred share compensation	(721)	(1,991)
Retained earnings	201,898	210,723

Total shareholders’ equity	680,069	691,497

Total Liabilities and Shareholders’ Equity	$1,276,005	$940,848

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’ 000, except per share data)

(Unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004
Sales, net	$333,840	$201,835	$919,002	$613,073
Cost of goods sold	256,519	132,278	674,734	398,120

Gross profit	77,321	69,557	244,268	214,953

Operating expenses:
Selling, general and administrative	51,208	42,477	148,207	126,902
Research and development	19,687	18,926	62,025	50,564
Impairment of goodwill / intangible assets	—	—	65,225	—

Total operating expenses	70,895	61,403	275,457	177,466

Operating income (loss)	6,426	8,154	(31,189)	37,487
Gain from investments, net	14,766	48,319	65,101	72,826
Interest and other (loss) income, net	(5,760)	1,515	1,258	8,488

Income before income taxes and minority interest	15,432	57,988	35,170	118,801
Provision for income taxes	(53)	(773)	(2,824)	9,143
Minority interest in loss (income)	534	(168)	186	(328)

Net income	$15,913	$57,047	$32,532	$127,616

Basic earnings per share:	$0.19	$0.70	$0.40	$1.59
Weighted average ordinary shares outstanding (‘000)	83,307	80,955	82,357	80,460
Diluted earnings per share:	$0.18	$0.68	$0.38	$1.53
Weighted average ordinary shares and equivalents outstanding (‘000)	86,274	84,237	85,480	83,519

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Nine Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	$32,532	$127,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	16,358	14,853
Amortisation of intangible assets	2,638	2,354
Deferred stock compensation amortization	1,212	1,730
Minority interest in income (loss)	(186)	328
Equity share in loss (gain) of unconsolidated investments	1,640	(1,383)
(Gain) loss on disposal of fixed assets	(79)	465
Write off of investments and other non-current assets	8,303	3,374
Gain from investments, net	(73,447)	(15,036)
Profit on deemed disposal of other non-current assets	—	(23,053)
Impairment of goodwill / intangible assets	65,225	—
Deferred income taxes, net	(287)	(311)
Gains on disposal of interests in associated company	—	(38,110)

Changes in assets and liabilities, net:
Accounts receivable	(76,008)	(16,064)
Inventory	(267,301)	(80,165)
Other assets and prepaids	(22,131)	(23,307)
Accounts payable	162,246	28,073
Accrued and other liabilities	14,961	8,176
Income taxes payable	60	(648)

Net cash used in operating activities	(134,264)	(11,108)

Cash flows from investing activities:
Capital expenditures, net	(28,011)	(17,561)
Proceeds from sale of fixed assets	231	43
Proceeds from disposal of interests in associated company	—	45,372
Proceeds from sale of quoted investments	83,266	24,053
Purchase of investments	(17,242)	(11,483)
Increase in other non current assets, net	(3,283)	(14,663)

Net cash provided by investing activities	34,961	25,761

Cash flows from financing activities:
Increase in minority shareholders’ loan and equity balance	305	—
Buyout of subsidiary’s minority interest	—	(84)
Proceeds from exercise of ordinary share options	14,557	8,271
Proceeds from debt obligations	175,000	6,943
Repayment of debt obligations	(2,719)	(10,029)
Repayment of capital leases	(2,795)	(1,676)
Dividends paid	(41,357)	(20,192)

Net cash provided by (used in) financing activities	142,991	(16,767)

Net increase (decrease) in cash and cash equivalents	43,688	(2,114)
Cash and cash equivalents at beginning of fiscal year	211,077	232,053

Cash and cash equivalents at end of the period	$254,765	$229,939

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2004 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2004 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three and nine month period ended March 31, 2005 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”).

NOTE 2 – OTHER NON-CURRENT ASSETS (in US$’000)

(in US$’000)	March 31, 2005	June 30, 2004
Other intangible assets	$37,668	$40,082
Accumulated amortization	(30,854)	(28,216)

Other intangible assets, net	6,814	11,866
Goodwill	29,447	91,976
Other non-current assets	10,864	13,929

	$47,125	$117,771

Creative reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Creative typically performs its annual impairment assessment for goodwill and other intangible assets in the fourth quarter of its fiscal year. However, during the second fiscal quarter, management noted that the revenue of 3Dlabs Inc., Ltd (“3Dlabs”) continued to perform below expectations due to delays in the launch of new products. As such, in accordance with SFAS 142, an impairment test was performed on the goodwill and other intangible assets that were acquired in connection with the acquisition of 3Dlabs in May 2002. 3Dlabs designs, develops and markets graphics accelerator products aimed primarily at professionals using high-end and ultra-high-end workstations. An independent assessor was engaged to perform the impairment review. The fair value was determined based on a combination of the projected discounted cash flow method, and market comparable method whereby the market multiples of 3Dlabs were compared to the market multiples of other publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with them. As a result, Creative recorded a goodwill impairment charge of $62.5 million and other intangible assets impairment charge of $2.7 million during the second quarter of fiscal 2005.

NOTE 3 – INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	March 31, 2005	June 30, 2004
Raw materials	$179,557	$76,020
Work in progress	47,365	13,946
Finished products	224,278	93,933

	$451,200	$183,899

NOTE 4 – PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual were as follows (in US$’000):

	March 31, 2005	March 31, 2004
Balance at the beginning of the year	$6,232	$2,835
Accruals for warranties issued during the period	14,546	6,092
Adjustments related to pre-existing warranties (include changes in estimates)	(100)	(149)
Settlements made (in cash or in kind) during the period	(11,616)	(3,222)

Balance at the end of the period	$9,062	$5,556

NOTE 5 – LONG TERM OBLIGATIONS

In November 2004, Creative signed a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility are intended to be used primarily to fund an anticipated growth in working capital requirements arising from the targeted growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. In the second quarter of fiscal 2005, Creative drew down $100.0 million from this loan facility and the remaining balance of $75.0 million was drawn down in the third fiscal quarter.

NOTE 6 – NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of options to purchase such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended March 31,		Nine months ended March 31,
	2005	2004	2005	2004
Weighted average ordinary shares outstanding	83,307	80,955	82,357	80,460
Weighted average dilutive stock options outstanding	2,967	3,282	3,123	3,059

Weighted average ordinary shares and equivalent outstanding	86,274	84,237	85,480	83,519

NOTE 7 – INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographical regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

NOTE 8 - COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Three months ended March 31,		Nine months ended March 31,
	2005	2004	2005	2004
Net income	$15,913	$57,047	$32,532	$127,616
Unrealized (loss) gain on quoted investments	(8,207)	123,693	(18,372)	128,310

Total comprehensive income	$7,706	$180,740	$14,160	$255,926

NOTE 9 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased	Average Price
	(in millions)
As of June 30, 2004	26.3	$13
Nine months ended March 31, 2005	—	—

Total	26.3	$13

At the Annual General Meeting (“AGM”) held on October 29, 2004, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.2 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 10 – EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” Accordingly, compensation expense for stock options is measured as the excess, if any, of the market value of Creative’s stock at the date of the grant over the stock option exercise price.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

		Three months ended March 31,		Nine months ended March 31,
		2005	2004	2005	2004
Net income, as reported		$15,913	$57,047	$32,532	$127,616

Less:	Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	334	(534)	(941)	(2,442)

Add:	Stock-based employee compensation expense included in reported net income, net of related tax effects	343	531	1,212	1,730

Pro forma net income		16,590	57,044	32,803	126,904

Earnings per share:
	Basic – as reported	0.19	0.70	0.40	1.59
	Basic – pro forma	0.20	0.70	0.40	1.58
	Diluted – as reported	0.18	0.68	0.38	1.53
	Diluted – pro forma	0.19	0.68	0.38	1.52

NOTE 11 – INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurances that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 12 – LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas against Creative Labs, Inc. and 27 other defendants); Sviluppo del’elettronica S.I.S.V.E.L. S.P.A. and its wholly owned U.S. subsidiary, Audio MPEG, Inc. (legal proceedings in the Netherlands, Germany and the Eastern District of Virginia, each alleging that Creative’s MP3 technology violates its patents); representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity); and representative purchasers of Audigy sound cards against Creative Labs, Inc. (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including, Lucent Technologies, MPEG LA and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

ITEM 2	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; accelerated declines in the average selling prices of Creative’s products; exposure to excess and/or obsolete inventory; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2004 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended March 31, 2005, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment market, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results may not be indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003
Sales, net	$333,840	$375,142	$210,020	$201,780	$201,835	$250,422	$160,816	$149,589
Cost of goods sold	256,519	273,398	144,817	135,393	132,278	161,494	104,348	96,788

Gross profit	77,321	101,744	65,203	66,387	69,557	88,928	56,468	52,801

Operating expenses:
Selling, general and administrative	51,208	56,931	40,068	40,686	42,477	47,108	37,317	34,266
Research and development	19,687	22,620	19,718	18,940	18,926	16,800	14,838	15,583
Impairment of goodwill / intangible assets	—	65,225	—	—	—	—	—	—

Operating income (loss)	6,426	(43,032)	5,417	6,761	8,154	25,020	4,313	2,952

Net gain (loss) from investments	14,766	51,539	(1,204)	(224)	48,319	937	23,570	10
Interest and other (loss) income, net	(5,760)	5,750	1,268	788	1,515	5,259	1,714	1,972

Income before income taxes and minority interest	15,432	14,257	5,481	7,325	57,988	31,216	29,597	4,934
Provision for income taxes	(53)	(2,236)	(535)	(604)	(773)	10,433	(517)	(295)
Minority interest in loss (income)	534	(178)	(170)	(90)	(168)	(165)	5	(12)

Net income	$15,913	$11,843	$4,776	$6,631	$57,047	$41,484	$29,085	$4,627

Basic earnings per share	$0.19	$0.14	$0.06	$0.08	$0.70	$0.52	$0.36	$0.06

Weighted average ordinary shares outstanding (’000)	83,307	82,320	81,443	81,236	80,955	80,522	79,902	79,527

Diluted earnings per share	$0.18	$0.14	$0.06	$0.08	$0.68	$0.50	$0.35	$0.06

Weighted average ordinary shares and equivalents outstanding (’000)	86,274	85,930	84,237	83,960	84,237	83,683	82,638	80,906

	Unaudited data for quarters ended (as a percentage of sales)
	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	77	73	69	67	66	64	65	65

Gross profit	23	27	31	33	34	36	35	35

Operating Expenses:
Selling, general and administrative	15	15	19	20	21	19	23	23
Research and development	6	6	10	10	9	7	9	10
Impairment of goodwill / intangible assets	—	17	—	—	—	—	—	—

Operating income (loss)	2	(11)	2	3	4	10	3	2

Net gain (loss) from investments	5	14	(1)	—	24	1	15	—
Interest and other (loss) income, net	(2)	1	1	—	1	2	1	1

Income before income taxes and minority interest	5	4	2	3	29	13	19	3

Provision for income taxes	—	(1)	—	—	(1)	4	(1)	—
Minority interest in loss (income)	—	—	—	—	—	—	—	—

Net income	5%	3%	2%	3%	28%	17%	18%	3%

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2004 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Net sales

Net sales for the third quarter of fiscal 2005 increased by 65% compared to the same quarter in the prior fiscal year. The revenue increase was mainly attributable to a substantial increase in sales of digital audio players. Sales of personal digital entertainment (“PDE”) products, which include digital audio players and digital cameras, increased by 240% in the third quarter of fiscal 2005 compared to the same quarter in the prior fiscal year and represented 68% of sales in the third quarter of fiscal 2005 compared to 33% of sales in the same quarter in fiscal 2004. The strong demand for PDE products was driven by a number of factors, including the global marketing campaign launched last November, competitive pricing of the Zen Micro hard drive player and MuVo family of flash players and increased retail distribution of PDE products due to increased demand worldwide for digital audio players and web cameras. Creative continues to focus on expanding its MuVo family of flash players and Zen family of hard drive players and expects that sales of PDE products will continue to drive sales growth in the remainder of fiscal 2005. Audio product sales (Sound Blaster audio cards and chipsets) in the third quarter of fiscal 2005 decreased by 14% compared to the same quarter in fiscal 2004. As a percentage of sales, audio product sales decreased from 24% in the third quarter of fiscal 2004 to 12% in the third quarter of fiscal 2005. The bulk of Creative’s audio revenue continues to come from its high-end audio business, which includes the Audigy family of sound cards. Sales of speakers in the third quarter of fiscal 2005 decreased by 19% compared to the same quarter in the prior fiscal year, and as a percentage of sales, was 11% in the third quarter of fiscal 2005 compared to 22% in fiscal 2004. The decrease was primarily due to intense competition in the market for PC speakers. Sales from all other products, which includes graphics products, communication products, accessories and other miscellaneous items, decreased by 31% compared to the same quarter in fiscal 2004 and accounted for 9% of the total sales in the third quarter of fiscal 2005 compared to 21% in fiscal 2004. The decrease was primarily attributable to a decrease in sales of graphics products due to intense competition.

Gross profit

Gross profit was 23% of sales in the third quarter of fiscal 2005 compared to 34% in the same period in fiscal 2004. The decrease in gross profit margin was primarily attributable to the mix of products sold in the third quarter of fiscal 2005, with a higher percentage of sales coming from digital audio players, which generally have lower gross profit margins, and a lower percentage of sales coming from higher margin audio products. The decrease in gross profit margin was also attributable to price reductions by Creative on various digital audio players during the third fiscal quarter of 2005. The markets in which Creative competes, especially the market for digital audio players, are characterized by intense competition and aggressive pricing practices. The price reductions on digital audio players were consistent with Creative’s competitive pricing strategy to solidify its position and to become a long-term leader in the market.

Operating expenses

Selling, general and administrative (“SG&A”) expenses increased by 21% in the third quarter of fiscal 2005 compared to the same quarter in the prior fiscal year. The increase in SG&A expenses was mainly attributable to an increase in sales volume and an increase in sales and marketing expenses, including the launch of a global marketing campaign. As a percentage of sales, SG&A expenses were 15% in the third quarter of fiscal 2005 compared to 21% in the same period in fiscal 2004 due to the significant 65% increase in total net sales in the third quarter of fiscal 2005.

Research and development (“R&D”) expenses increased marginally by 4% in the third quarter of fiscal 2005 compared to the same quarter in fiscal 2004. R&D expenses were 6% of sales in the third quarter of fiscal 2005 compared to 9% in the same quarter of fiscal 2004 due to the significant 65% increase in total net sales in the third quarter of fiscal 2005. Creative believes that focused investments in R&D are critical to its future growth and competitive position and are directly related to timely development of new and enhanced products. As such, Creative expects to continue to make significant investments in R&D for further innovation to remain competitive.

Net investment gain

Net investment gains of $14.8 million for the third quarter of fiscal 2005 included a $17.8 million net gain from sales of investments offset by $3.0 million in write-downs of investments. The bulk of the net gain of $17.8 million from the sale of investments was derived from the sale of shares of SigmaTel, Inc. Net investment gain of $48.3 million in the third quarter of fiscal 2004 comprised a net gain of $48.8 million from sales of investments offset by $0.5 million write-downs of investment.

As part of its long-term business strategy, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest and other income

Net interest and other income was a loss of $5.8 million in the third quarter of fiscal 2005 compared to a gain of $1.5 million in the same quarter of the prior fiscal year. The decrease was primarily due to an exchange loss of $5.9 million in the third quarter of fiscal 2005 compared to an exchange loss of $1.2 million, offset partially by net interest income of $1.5 million and share of equity-method investees’ profit of $1.1 million in the third quarter of fiscal 2004.

Provision for income taxes

The tax provision as a percentage of net income before investment gains was 8% for both the third quarter of fiscal 2005 and the third quarter of fiscal 2004.

Nine Months Ended March 31, 2005 Compared to Nine Months Ended March 31, 2004

Net sales

Sales for the first nine months of fiscal 2005 increased by 50% compared with the first nine months of the prior fiscal year. The revenue increase was mainly attributable to a substantial increase in sales of digital audio players. Sales of PDE products increased by 212% compared to the same period in the prior fiscal year and represented 61% of sales in the first nine months of fiscal 2005 compared to 29% of sales in the first nine months of the prior fiscal year. The strong demand for PDE products was driven by a number of factors, including the global marketing campaign launched last November, competitive pricing of Zen Micro hard drive player and MuVo family of flash players and increased retail distribution of PDE products due to an increased demand worldwide for digital audio players and web cameras. Sales of audio products decreased by 18% compared with the first nine months of the prior fiscal year and represented 15% of sales in the first nine-month period ended March 31, 2005 compared to 27% of sales in the comparable period in the prior fiscal year. The decrease in audio sales was primarily due to lower sales of low-end audio products, which have been negatively impacted by sales of integrated motherboard audio solutions in value PCs. The bulk of Creative’s audio revenue was derived from its high-end audio business, which includes the Audigy family of sound cards. Sales of speakers decreased by 9% in the first nine months of fiscal year 2005 compared to the same period in prior fiscal year and represented 14% of sales in the first nine months of fiscal 2005 compared to 24% in the first nine months of fiscal 2004. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 26% compared to the same period in the prior fiscal year and accounted for 10% of the total sales in the first nine months of fiscal 2005 compared to 20% in the first nine months of prior fiscal year. The decreased was primarily attributable to decreases in sales of graphics and communication products.

Gross profit

Gross profit for the nine-month period ended March 31, 2005 was 27% of sales compared to 35% in the nine-month period ended March 31, 2004. The decrease in gross profit margin was primarily attributable to the mix of products sold in the first nine months of fiscal 2005, with a higher percentage of sales coming from digital audio products which generally have lower gross profit margins, and a lower percentage of sales coming from higher margin audio products.

Operating expenses

SG&A expenses for the nine-month period ended March 31, 2005 increased by 17% compared to the same period in the prior fiscal year. The increase in SG&A expenses was mainly attributable to an increase in sales volume and an increase in sales and marketing expenses, including the launch of a global marketing campaign. As a percentage of sales, SG&A expenses were 16% of sales for the nine-month period ended March 31, 2005 and 21% for the same period in the prior fiscal year due to the significant increase in total net sales by 50% compared to the first nine months of fiscal 2004.

R&D expenses increased by 23% for the first nine months of fiscal 2005 compared to the same period in the prior fiscal year. The increase in R&D expenses was primarily attributable to an increase in resources to develop new products. As a percentage of sales, R&D expenses were 7% of sales for the nine-month period ended March 31, 2005 compared to 8% for the same period in the prior fiscal year.

The impairment of goodwill and intangible assets of $65.2 million in the first nine months of fiscal 2005 resulted from a review of the goodwill and intangible assets of 3Dlabs during the second quarter. In accordance with SFAS 142, Creative reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Creative typically performs its annual impairment assessment for goodwill and other intangible assets in the fourth quarter of its fiscal year. However, during the second fiscal quarter, management noted that the revenue of 3Dlabs continued to perform below expectations due to delays in the launch of new products. As such, in accordance with SFAS 142, an impairment test was performed on the goodwill and other intangible assets that were acquired in connection with the acquisition of 3Dlabs in May 2002. An independent assessor was engaged to perform the impairment review. The fair value was determined based on a combination of the projected discounted cash flow method and the market comparable method whereby market multiples of 3Dlabs are compared to the market multiples of other publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the remaining goodwill and other intangible assets associated with them. As a result, Creative recorded a goodwill impairment charge of $62.5 million and other intangible assets impairment charge of $2.7 million in the second quarter of fiscal 2005.

Net investment gain

Net investment gain of $65.1 million for the nine-month period ended March 31, 2005 comprised a $73.4 million net gain from sales of investments offset by $8.3 million in write-downs of investments. The bulk of the net gain from sales of investments was derived from the sale of shares of SigmaTel. Net investment gains of $72.8 million for the nine-month period ended March 31, 2004 comprised a $53.1 million gain from sales of investments and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, which was then an associated company, offset by $3.4 million in write-downs of investments. The “deemed disposal” of interests in SigmaTel arose from the initial public offering of SigmaTel’s common stock in the United States. As a result of SigmaTel’s initial public offering, Creative’s ownership percentage in SigmaTel was reduced even though Creative did not sell any of its shareholdings as part of the offering. This reduction was treated in accordance with U.S. GAAP as a “deemed disposal,” which represents the net increase in Creative’s share of the net assets of SigmaTel as a result of the initial public offering. During the third quarter of fiscal 2004, Creative disposed of a portion of its ownership interest in SigmaTel and SigmaTel ceased to be an equity-method investee company.

Net interest and other income

Net interest and other income for the first nine months of fiscal 2005 was $1.3 million compared to $8.5 million for the same period in fiscal 2004. The decrease was mainly due to a decrease in net interest income and exchange gain by $1.4 million and $2.6 million respectively, and share of equity-method investees’ losses of $1.6 million for the first nine months of fiscal 2005 compared to share of equity-method investees’ gains of $1.4 million for the same period in fiscal 2004.

Provision for income taxes

Creative’s provision for income taxes for the first nine months of fiscal 2005 as a percentage of net income before impairment of goodwill and intangible assets and investment gains was 8%. In the second quarter of fiscal 2004,

Creative was granted a new Pioneer Certificate under the International Headquarters Award, where profits arising from qualifying activities will be exempted from income tax in Singapore. The Singapore corporate income tax rate of 20% is applicable to profits excluded from the new Pioneer Certificate. As a result of obtaining the new Pioneer Certificate, Creative recorded a tax write-back in the first nine months of fiscal 2004 which includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full from the commencement date of the new Pioneer Certificate to the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004. Excluding the $12.3 million reversal of income taxes, Creative’s provision for income taxes for the first nine months of fiscal 2004 as a percentage of operating income was 8%.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of March 31, 2005 increased by $43.7 million to $254.8 million, compared to the balance of $229.9 million at June 30, 2004. The increase was due, in part, to sales of investments of $83.3 million and a $175.0 million draw-down of a syndicated term loan facility. Cash used in operating activities of $134.3 million was mainly due to a $98.1 million net increase in accounts receivable and other assets and prepaid expenses and a $267.3 million net increase in inventory. Creative has built up its inventory to better position the company to take advantage of the expanding markets for digital audio players and to support the strong revenue growth that the company expects in the fourth quarter of fiscal 2005. Cash used in operating activities was offset partially by $21.4 million in adjustments for non-cash items and a net increase in accounts payable, accrued and other liabilities amounting to $177.2 million. The $21.4 million of adjustments in non-cash items to net income includes impairment of goodwill and intangible assets, depreciation and amortization, write-off of investments and other non-current assets, and a gain from disposals of investments. The $35.0 million provided by investing activities comprised mainly of proceeds from sales of investments, offset partially by net capital expenditures and the purchase of investments. Cash provided by financing activities of $143.0 million primarily consisted of $175.0 million in proceeds from draw-down of the five-year $175.0 syndicated term loan facility with a group of international banks and proceeds from the exercise of ordinary share options, offset partially by dividends paid to shareholders.

In November 2004, Creative signed a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility are intended to be used primarily to fund an anticipated growth in working capital requirements arising from the targeted growth in the company’s revenue. As of March 31, 2005, Creative has drawn down on the entire $175.0 million from this loan facility.

As of March 31, 2005, in addition to its cash reserves and excluding the syndicated term loan facility, Creative had unutilized credit facilities totaling approximately $113.9 million for overdrafts, guarantees, letters of credit and fixed short-term loans.

Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with Creative’s existing product range.

Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months.

To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of March 31, 2005:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$200,316	$3,625	8,096	182,250	6,345
Capital Lease Obligations	5,041	3,247	1,794	—	—
Operating Leases	30,788	9,481	6,781	2,149	12,377
Unconditional Purchase Obligations	106,912	106,912	—	—	—
Other Long Term Obligations	1,176	226	950	—	—

Total Contractual Cash Obligations	$344,233	$123,491	$17,621	$184,399	$18,722

As of March 31, 2005, Creative had utilized approximately $1.7 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have any material impact on Creative’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” This statement replaces SFAS 123, amends SFAS 95 and supersedes APB Opinion No. 25. SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the company will be required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for quarterly periods beginning after June 15, 2005. The effect of the adoption of SFAS 123(R) is expected to be comparable to the effect disclosed on a pro forma basis as a result of applying the current fair-value recognition provisions of SFAS 123 as shown in Note 10 herein.

ITEM 3	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in the market prices of Creative’s quoted investments, based on a sensitivity analysis of the balance as of March 31, 2005, would have a $18.7 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for the nine-month period ended March 31, 2005 included $8.3 million in losses from write-downs of unquoted investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and the terms of its debt, an immediate 10% change in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:

The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at March 31, 2005. Included in interest and other expenses for the three and nine month periods ended March 31, 2005, are exchange losses of $5.9 million and exchange gains of $1.9 million, respectively.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at March 31, 2005, expressed in US$ per one S$ and Euro were 0.6042 and 1.2974, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

[S] Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: June 24, 2005